UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 24, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’  MEETING

TO BE HELD ON APRIL 28, 2017

FIBRIA CELULOSE S.A., a corporation, with headquarters in the City of São Paulo, State of São Paulo, located at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Vila Olímpia District, with its corporate acts filled with the Board of Trade of the State of São Paulo under the Company Registry (NIRE) 35.300.022.807, enrolled before the Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21, registered before the Brazilian Securities and Exchange Commission (CVM) as a level “A” public held company, under the code No. 12793 (“Company”), hereby, in accordance with Article 124 of Law No. 6,404/76, as amended (“Brazilian Corporate Law”) and articles 3rd , 4th and 5th of CVM Instruction No. 481, from December 17, 2009, as amended (“ICVM 481/09”), calls its’ shareholders to take part on the Extraordinary General Shareholders’ Meeting (“General Meeting”) to be held at 10:00am, on April 28, 2017, at the Company’s headquarter, 4th floor, in room “Valor”, to examine, discuss and vote on the following agenda:

(1)                            Stock Appreciation Rights Plan Upon the Shares issued by the Company (“Incentive Plan”);

(2)                            rectification and ratification of the appraisal report of the book value of the shareholders’ equity of VCP Florestal S.A., prepared for the purposes of the merger of VCP Florestal S.A. into the Company, approved at the extraordinary general meeting of the Company held on January 26, 2005 and rectified at the extraordinary general meeting of the Company held on October 17, 2005; and

(3)                            ratification of the decisions made at the Company’s Extraordinary General Meeting held on January 26, 2005.

General Information:

According to Article 126 of the Brazilian Corporate Law, only those who prove their capacity as shareholders or representatives of shareholders in accordance with the applicable law may participate in the General Meeting. The proof of capacity as shareholders will be verified by presentation of valid identity card of the shareholder or his/her representative and certificate issued by the depositary institution of the book-entry shares owned or in custody, on a date after April 25, 2017.

In regard to investment funds, the representation of the quotaholders at the General Meeting shall be incumbent to the fund’s manager, with due regard to the provisions of the fund’s regulation regarding the person who is entitled to exercise voting rights of the shares and assets that are part of the fund’s portfolio. In such case, the representative of the fund’s manager, in addition to the corporate documents mentioned above regarding such manager, shall present copy of the fund’s regulation, duly registered with the competent body.

In connection with the participation by means of an attorney-in-fact, the powers to participate at the General Meeting shall have been granted for less than one (1) year prior to the meeting, in accordance with article 126, paragraph 1st, of the Brazilian Corporate Law. Additionally, in compliance with article 654, paragraphs 1st and 2nd of the Brazilian Civil Code, the power-of-attorney shall include the place where it was granted, the complete qualification of the grantor and of the grantee, the date and the purpose of the granting, limiting the extension of the powers granted, containing the notarization of the signatures.

Please note that (1) the Company’s individual shareholders shall only be represented at the General Meeting by an attorney-in-fact that is also a Company’s shareholder, a Company’s manager, a lawyer or a financial institution, in accordance with the provisions of article 126, paragraph 1st of the Brazilian Corporate Law; and (2) the shareholders of the Company that are legal entities shall be represented by an attorney-in-fact appointed in accordance with its articles of association or Bylaws and with the regulations of the Brazilian Civil Code, with no necessity that such attorney-in-fact is also a Company’s shareholder, a Company’s manager or a lawyer (as provided by CVM Procedure RJ2014/3578, judged in 11.04.2014).

The Company shall accept as identity documents the original version of National Identity Card (RG or RNE), as well as the National Driving License (CNH), passport, identity cards issued by the professional councils and other functional identification cards issued by governmental bodies, provided that it contains a picture of its holder.

The representative of the legal entity shareholder shall present a certified copy of the following documents, duly registered with the competent bodies (Registry of Legal Entities or Board of Trade, as applicable): (1) copy the articles of association or Bylaws; and (2) corporate act that elects the manager that (a) attends the General Meeting as the legal entities’ representative, or (b) grants the power-of-attorney to a third party to represent the shareholder that is a legal entity.

The documents of the shareholders that were issued abroad shall be notarized by the Public Notary and apostilled or, in case the country where the document was issued is not signatory of Hague Convention (Apostille Convention), the document must be legalized at the Brazilian Consulate and, in both cases, translated by a sworn translator registered in the Board of Trade, and filled in the Registry of Deeds and Documents, in accordance with the applicable legislation.

For purposes of better organization of the General Meeting, the Company, in accordance with paragraph 4th of article 28 of the Bylwas, recommends the deposit, at the Company’s headquarter, with three (3) days in advance of the General Meeting, of the above mentioned documents. Please note that the shareholder shall still be able to attend the General Meeting even if such documents are not previously deposited, by presenting the documents at the opening of the General Meeting, as provided by paragraph 2nd of article 5th of ICVM 481/09.

The documents in connection with the agenda to be discussed at the General Meeting are available for consultation by the shareholders at the Company’s headquarters and at the websites of the Company (http://fibria.infoinvest.com.br), of the BM&FBOVESPA (http:// www.bmfbovespa.com.br) and of CVM (http://www.cvm.gov.br) on the world wide web, in accordance with the provisions set forth by the Brazilian Corporate Law and applicable regulations.

São Paulo, March 27, 2017.

José Luciano Duarte Penido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24th, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO